(212) 701-3380

December 8, 2006

Re:                            TriMas Corporation:
Form S-1 filed August 3, 2006
File No 333-136263

Dear Mr. Watkinson:

At the request and on behalf of TriMas Corporation (“TriMas” or the “Company”), and in furtherance of conversations among E.R. Autry, Jr. and Robert J. Zalupski, each from the Company, and Mr. Decker and you of the Staff, we are submitting this supplemental information via e-mail and facsimile for your review.  Following your review of this information, the Company will be happy to discuss any further questions you may have.  In the interim, feel free to contact me with any questions you may have.

Very truly yours,

/s/ Douglas Horowitz
Douglas Horowitz

Scott Watkinson
Mail Stop 0404
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0404

VIA EDGAR

cc:        Rufus Decker
Brigitte Lippmann
Lesli Sheppard
Grant Beard
E.R. Autry, Jr.
Robert J. Zalupski
Joshua Sherbin
Paul Swart
Jonathan Schaffzin
Jason Terrana
Brian Kleinhaus

Summary

In connection with the acquisition of TriMas in November 2000, the Company undertook a process to value the tangible and intangible assets, including existing customer relationships, within each of the Company’s business units.  In identifying customer relationships for valuation, each business unit focused on those significant customers or customer groups which, at that time, had an extensive history and comprised a meaningful portion of the business unit’s revenues.  A customer was excluded from the analysis to the extent it did not represent a meaningful portion of that business unit’s revenue, exhibited inconsistent buying patterns over time or was not actively managed.

Initial Assignment of Useful Lives

In establishing the initial remaining useful lives (“RUL”) for the customer groups identified and valued, the Company and its valuation advisors, Duff & Phelps (“D&P” (formerly, Standard & Poor’s Valuation Consulting) first considered historical data relating to (1) the quality and duration of relationships with customer groups, (2) the level of attrition, and (3) long-term buying patterns exhibited by these customer groups.  After review of available historical data, the Company also considered  characteristics of its products and markets in the applicable businesses units, including:

–                The Company’s products were, and continue to be, market leaders (#1 or #2 ) in many of the markets in which they compete;

–                The Company’s business units typically competed and continue to compete in niche markets characterized by a limited number of competitors, many of which do not offer the same breadth / depth and quality of products as the Company;

–                The Company’s business units had and continue to have well recognized and leading brand names in their respective markets;

–                The Company’s business units had, and continue to vigorously maintain, intellectual property rights with respect to patented products or processes and registered trademarks and trade names;

–                The Company’s business units had and continue to maintain in-house product development, design and application engineering capability in order to provide solutions that meet customer requirements; and

–                The Company’s business units had and continue to have extensive and well-established distribution networks which the Company believes provide a competitive advantage.

While the extent to which each of these characteristics was present in 2000 and continues to be present in our business units varies across business units, these factors have been fundamental to the longevity of  the Company’s customer relationships historically.  In evaluating the appropriateness of RULs, the Company considered each of these factors in determining RULs originally assigned to each identified customer group.

In establishing RULs for these customer intangibles, the Company also considered risks associated with lower cost competitors and the potential impact of changing technology.  With respect to lower cost competitors,  the Company concluded that the impact of this risk with respect to RULs assigned to customer groups was substantially mitigated because these competitors typically did not have leading brands, offer the same breadth / depth and quality of products or offer the in-house product design / engineering capability necessary to provide customized solutions.  While lower cost competitors have, and were expected to continue to exist in our markets, the Company  believed the aforementioned characteristics of  its business units provided strong incentive to its customers to maintain their relationships with the Company.  With respect to changing technology, the Company concluded that this risk was minimal with respect to RULs assigned because the fundamental technology underlying the majority of the Company’s products had not changed and there was little evidence of such change in the then foreseeable future.  To the extent evolutionary changes in product design, materials, etc. occurred in the future, the Company expected to be a market leading participant in such change.

Re-evaluation of Remaining Useful Lives

Since November 2000, the Company has periodically evaluated whether a revision in RULs was appropriate for its customer intangibles.  In addition to monitoring actual observed customer attrition for each of the customer intangibles, the Company also re-evaluated whether the market/product characteristics of its business units have changed or whether there was evidence of any new, emerging business trends or risks with the potential to impact RULs assigned to customer intangibles.

Two principal trends have emerged recently which, directly or indirectly, have impacted the niche markets and/or products of the Company’s businesses and have resulted in the Company revising its business strategies in response thereto.  Each of these trends have the potential to significantly impact the Company’s business units, including existing customer relationships, in the future: (1) the rate at which China has emerged as a source of lower cost manufactured products and has impacted the world economy, and (2) the impact of increasing globalization on the markets and products of certain of the Company’s business units.

The Company initiated ***(1) strategy in 2004 in response to the emerging threat of competitors importing lower cost products manufactured in China and other Asia-Pacific countries, particularly in its ***(2) businesses.  The Company began sourcing ***(3) in order to be competitive on

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price in certain products within these businesses.  At the beginning of 2004, the Company sourced approximately ***(4) in purchases ***(5) across its businesses.  This amount increased to approximately ***(6) in 2005, and is currently expected to exceed approximately ***(7) for 2006.  The Company also undertook an initiative to expand its own lower cost manufacturing capabilities in response to this same threat.  In mid-2004, the Company’s Rieke business unit opened its own manufacturing and assembly facility in Hangzhou, China ***(8).  By mid-2005, this facility had achieved planned operating levels.  In late 2005, the Company’s ***(9) business unit opened its own manufacturing facility in Hangzhou, China, also in order to provide a lower cost source for ***(10).  Each of these actions has enabled the Company’s business units to respond to the immediate threat of lower cost competitors encroaching on its markets and impacting existing customer relationships.

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More recently, the Company has also initiated efforts to expand sales internationally in certain of its business units.  These initiatives have occurred primarily in response to: (1) evolving expectations of customers that its suppliers have global capabilities, and (2) the Company’s desire that each of its businesses expand beyond their more traditional NAFTA markets and to leverage their products, brands, manufacturing and distribution know-how and sourcing capabilities and grow internationally.

The Company believes its responses to these trends and attendant business risks have substantially mitigated the near-term impact to its businesses and existing customer relationships.  This is evidenced by the fact that the Company’s actual observed customer attrition rates have not varied significantly from anticipated levels.

However, the Company also believes that as its level of ***(11) sourcing continues and the capability of these suppliers increases, the probability that ***(12) competitors will develop in the future which impact existing customer relationships is also likely to increase.  Further, as its business units compete globally, ***(13), the Company believes its businesses will become more susceptible to foreign competition, resulting in an increased probability that existing customer relationships will be impacted.  In light of these more current trends, the Company recently concluded that a reduction in the RULs of certain of its identified customer intangibles effective October 1, 2006 is warranted to reflect its updated analysis of the period of expected future benefit related to these customer intangibles.

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Each of the Company’s business units for which customer groups were identified and valued at the time of the November 2000 acquisition are discussed in further detail in the attached Exhibit A, including the quantitative and qualitative factors and business risks that were evaluated and considered in establishing the RULs  Further, the Company has also included its updated evaluation of those qualitative factors and other business risks as of September 30, 2006 for purposes of determining whether a revision in RULs assigned to such customer relationships is warranted.

Towing Products

The Company’s Towing Products (“Towing”) business provides a complete line of towing and hitch equipment, including custom hitch receivers and 5th wheel hitches, ball mounts, drawbars, weight distribution components, electrical connectors and brake controllers under the Draw-Tite, Reese and other brand names.  Reese is the leading brand in heavy duty and recreational vehicle hitching systems and towing accessories in the US, Canada, and Australia, while Draw-Tite is the leading brand name in light duty and custom-fit hitch receivers.

Hitch-Pro   Hitch-Pro customers provide an independent dealership network and are integral to Towing’s brand and channel distribution strategy.  Towing provides marketing, product, application, and installation support activities to these selected distributors and installers and in exchange the Hitch-Pro dealers and installers provide a reliable, ongoing source of future business with measurable value.  Sales to Hitch-Pro dealers in 2000 approximated ***(14) and represented approximately ***%(15) of Towing’s overall sales under the Draw-Tite brand name.  The Hitch Pro dealer network has been an integral part of the brand and channel distribution strategy for Draw-Tite branded products for more than 25 years, and the Company expects that will continue in the future. Towing has provided towing products and accessories under the Draw-Tite brand name for over 50 years, and fully expects to continue to vigorously compete in this market niche.

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Large Distributors  Towing also actively manages its relationship with its largest customers.  These large retailers and distributors represent Towing’s largest customers which exhibited long-term buying patterns and an average length of time of purchasing products of 13 years.  A number of these customers have been purchasing for over 25 years and management indicated that they experienced very little turnover among this group of customers.

In establishing the initial RUL for the Hitch-Pro and Large Distributor customer intangibles at 40 and 25 years, respectively, the Company first considered that Towing’s Hitch-Pro dealers and Large Distributors had been customers for more than 25 years and there had been minimal attrition over that time.  The Company also considered other characteristics of its products and the markets served in assigning RULs of 40 and 25 years, respectively, including:

–                Towing was and continues to be the market leader in custom hitch receivers, 5th wheel hitches, weight distribution components, drawbars, and ball mounts.

–                Towing had and continues to have leading brand names in the industry including Draw-Tite, Reese, and HiddenHitch.

–                Towing provided and continues to provide a complete line of hitch equipment for various makes and models of cars, light trucks and SUVs manufactured in the last 25 years.  As of November 2000, Towing Products manufactured over ***(16) different vehicle hitches

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and over ***(17) accessories and parts covering approximately ***(18) vehicle applications.  All of its hitch applications are engineered to the vehicle’s specific chassis characteristics to ensure product safety and performance, and as a result, there are thousands of SKUs required to be manufactured and supplied to its Hitch-Pro dealer customers.  Towing does not believe any of its competitors offered the same breadth and depth of product offerings.

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–                Towing’s well-established distribution network enabled and continues to enable Towing to meet or exceed customer order fill requirements.

–                Towing maintained and continues to maintain in-house product design and application engineering capability to enable it to design and be the first to market with aftermarket hitch applications for new vehicles.

Each of these factors provided and continue to provide strong incentive to Hitch-Pro and Large Distributor customers to maintain their supplier relationship with Towing and the Company believes the low levels of customer attrition historically experienced, as well as the low expected future levels of attrition, are a direct result of these factors.

In establishing the original RULs for Towing’s customer intangibles, the Company also considered risks associated with lower cost competitors and the potential for changing technology impacting existing customer relationships.  With respect to changing technology, the fundamental towing / hitch application has not changed in more than 25 years and there is no evidence of such change in the foreseeable future.  To the extent there are evolutionary changes in product design, materials, etc., the Company would expect to be a market leading participant in such change.  With respect to lower cost competitors, we concluded the impact of this risk with respect to RULs assigned to Towing’s customer groups was substantially mitigated given these competitors typically did not have leading brands, offer the same breadth / depth and quality of products or offer the in-house product design / engineering capability necessary to provide customized solutions.  If an existing dealer, distributor or retail customer wants to provide its end customers a complete line of hitch receivers, 5th wheel hitches and related towing accessories and leading brand names, then these dealers, distributors and retailers have good reason to remain customers of Towing Products.

D&P concluded that for Hitch-Pro and Large Distributor customers, RULs of 40 and 25 years, respectively, were supportable based on available quantitative and qualitative data and were appropriate and supportable from a valuation perspective.  The Company concurred with this assessment.

Since November 2000, the Company has periodically evaluated whether a revision in RULs was appropriate for the Hitch-Pro and Large Distributor customer intangibles.  Although they have not yet resulted in any increase in actual observed customer attrition, there have been two key emerging trends in Towing’s business which have the potential to impact existing customer relationships in the future:

–                The rate at which China has emerged as a source of lower cost manufactured products and has impacted the world economy.

–                The emergence of the retail channel option and increasing competition from “big box” and specialty auto retailers in the markets for towing products and related accessories.

In response to the emerging threat of competitors importing lower cost products manufactured in China and other Asia-Pacific countries, the Company initiated a ***(19) sourcing strategy in 2004.  The Company began sourcing ***(20) products ***(21) in order to be market price competitive in certain products within its Towing and Trailer products businesses.  In 2003, the Company sourced approximately ***(22) in purchases of its Towing and Trailer businesses ***(23).  In 2006, the Company currently expects that amount to exceed ap-

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proximately ***(24).  The Company believes its responses to this trend have substantially mitigated the near-term impact to its business and existing customer relationships because the Company’s actual observed customer attrition rates have not varied significantly from levels anticipated.  However, the Company also believes that as its level of ***(25) sourcing continues and the capability of these suppliers increases, the probability that ***(26) competitors will develop in the future and impact existing customer relationships is also likely to increase.

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The Company has also recognized the emergence of the retail channel option as a competitive threat to its existing customer relationships.  The Company serves the retail channel through its Consumer Products business unit which provides “multi-fit” vehicle hitches as a lower cost option for the “do it yourself” (“DIY”) market and other towing-related accessories.  In the near-term, the Company does not foresee the retail channel emerging as a direct threat to its customer relationships in North America because the retail channel focuses on the higher volume, lower cost towing products and related accessories but does not provide the depth / breadth and quality of products that a traditional dealer-installer is able to provide.

Although the Company does not believe either of these emerging business trends has impacted actual observed customer attrition to-date, the speed at which each evolved and the potential for these trends to impact its customer relationship intangibles in the future appears much more likely today than in November 2000.  Combined with an expected longer-term decline in the sale of light trucks and SUVs, the Company believes the RULs for its Hitch-Pro and Large Distributors customer intangibles should be reduced prospectively to 20 and 15 years, respectively, effective October 1, 2006.

Trailer Products

Trailer Products (“Trailer”) is the largest manufacturer of Society of Automotive Engineers (“SAE”) class I thru IV trailer components in North America, and its Fulton and Wesbar brands are among the most recognized brand names among the trailer OEMs and in the aftermarket.  Trailer also serves industrial and agricultural OEMs and the related aftermarket, marine and recrea-

tional aftermarket, home centers, and mass merchants with a very broad selection of trailer components and accessories.

Large Customers   Trailer actively manages its relationships with its largest customers, consisting primarily of various well-recognized aftermarket trailer retailers and distributors.  While this customer group experienced some turnover historically, it also demonstrated long-term buying patterns and very little turnover among the customers in this group.

In establishing the initial RUL of 25 years for Large Customers, the Company first considered that many customers in this group had been customers for more than 25 years and had experienced minimal attrition over that time.  The Company also considered other characteristics of Trailer’s products and the markets served in assigning a 25 year RUL, including:

–                Trailer was and continues to be a market leader in providing trailer components, lighting and electrical accessories, to the marine, industrial and agricultural trailer OEMs and the aftermarket.

–                Trailer had and continues to have some of the most well-established and recognized brand names in the industry including Fulton and Wesbar.

–                Trailer had and continues to maintain a well-established distribution network with a reputation for timely delivery, excellent service and outstanding customer support.

–                Trailer was and continues to be recognized as providing one of the broadest and most complete product lines in the industry.

Each of these factors provide strong incentive to Trailer’s Large Customers to maintain their supplier relationship with Towing and the Company believes the low levels of customer attrition historically experienced, as well as low expected future levels of attrition, are a direct result of these factors.

In establishing the original RUL for Trailer’s customer intangibles, the Company also considered risks associated with lower cost competitors impacting existing customer relationships.  With respect to lower cost competitors, we concluded the impact of this risk with respect to the RUL assigned to Trailer’s Large Customers was substantially mitigated given the majority of these competitors did not have the leading brands, offer the same breadth / depth and quality of products or provide comparable levels of delivery, service and customer support.

D&P concluded that an RUL of 25 years for Trailer’s Large Customers was supportable based on available quantitative and qualitative data and was appropriate and supportable from a valuation perspective.  The Company concurred with this assessment.

Since November 2000, the Company has periodically evaluated whether a revision in RULs was appropriate for Trailer’s Large Customers customer intangible.  The principal trend in Trailer’s business which has the potential to impact existing customer relationships in the future, is the rate at which China has emerged as a source of low cost manufactured products and has impacted the world economy.

In response to the emerging threat of competitors importing lower-cost products manufactured in China and other Asia-Pacific countries, the Company initiated ***(27) sourcing strategy in 2004.  The Company began sourcing ***(28) in order to be market price competitive in certain products within its Towing and Trailer products businesses.  In 2003, the Company sourced approximately ***(29) in purchases of its Towing and Trailer businesses to ***(30).  In 2006, the Company currently expects that amount will be approximately ***(31).  The Company believes its responses to this trend has substantially mitigated the near-term impact to its business and existing customer relationships as the Company’s actual observed customer attrition rates have not varied significantly from levels anticipated.  However, the Company also believes that as its level of ***(32) sourcing continues and the capability of these suppliers increases, the probability of ***(33) competitors developing in the future which impact existing customer relationships is much more likely today than in November 2000.

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Accordingly,  the Company believes the RUL for Trailer’s Large Customers customer intangible should be reduced prospectively to 15 years, effective October 1, 2006.(34)

Rieke Corporation

Rieke Corporation (“Rieke”) was established in 1921 by Thomas Rieke, the inventor of the patented FLEXSPOUT® closure, which was the first commercial plastic closure in the packaging industry.  Rieke designs and manufactures traditional industrial closures and dispensing products such as steel drum closures, plastic drum closures, and plastic pail dispensers and plugs for the packaging industry.  Rieke’s primary customers are container manufacturers for industrial products, chemicals, soap, and cleaning supplies.

Large Industrial Customers   The Company analyzed Rieke’s customer sales data for the years 1996 — 2000, noting that Rieke’s 20 largest customers (“Large Industrial Customers”) accounted for approximately ****(35), of 2000 sales.    In 2000, the Large Industrial Customers generally had been continual customers of Rieke for periods ranging from 25 - 40 years, except for one, which had been a customer for 10 years.

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Other Industrial Customers  Rieke’s other subset of significant customers is different from its Large Industrial Customers in that a historical review of the customer data revealed a certain level of turnover.  For purposes of the discussion below these customers are referred to as “Other Industrial Customers.”  While this group experienced turnover, it also demonstrated a long relationship with Rieke (an average age of approximately 20-25 years).

In establishing the RULs for Rieke’s Large Industrial and Other Industrial customer intangibles at 40 and 25 years, respectively, the Company first considered the fact that these companies had been continuous customers of Rieke Corporation in almost all cases for more than 20 years and had experienced minimal attrition over that time.  The Company also considered other characteristics of Rieke’ products and the markets served by those products in assigning RULs of 40 and 25 years, respectively, including:

–                Rieke was and continues to be the market leader in steel and plastic closures, drum enclosures, rings, levers, and specialty dispensing pumps.

–                Rieke competes with a small group of companies, none of which offer the same broad product line, and the degree of competition varies by product segment.

–                Rieke had and continues to have well established and recognized brand names in their respective markets including Rieke, Englass, and Stolz.

–                Rieke’s principal proprietary product solutions such as ViseGrip steel flange and plug closure, the Poly-ViseGrip plastic closure and the self-venting FlexSpout flexible pouring spout are registered trademarks of Rieke and are patent protected.

–                In many instances, end market users specify the use of Rieke closures to the container manufacturers.  If the container manufacturer wants to sell its containers to the end market user (i.e. the company which put its products in the containers), then the container manufacturer is required to purchase a Rieke closure.

–                Use of Rieke closures requires the container manufacturer to license and use Rieke’s insertion equipment and related tooling.

–                Rieke maintains in-house product development, design and application engineering capability to enable it to provide solutions to customer requirements for closure and dispensing applications.

Each of these factors provide strong incentive to Rieke’s Large Industrial and Other Industrial customers to maintain their supplier relationship with Rieke and the Company believes the historically low levels of customer attrition are a direct result of these factors.  Customer losses are rare — the top 25 customers have been customers, on average, for more than 27 years.  These factors, when considered in conjunction with the risks and other factors identified below, resulted in management’s conclusion that minimal customer attrition would be expected in the future as well.

In establishing the original RULs for these customer relationship intangibles, the Company also considered risks associated with lower cost competitors and the potential for changing technology impacting existing customer relationships.  With respect to changing technology, containers have not fundamentally changed since the conversion from wood to steel and plastic, and there is no evidence of any dramatic change in the foreseeable future.  To the extent there are evolutionary changes in product design, materials, etc., the Company would expect to be a market leading participant in such change.  Although lower cost competitors always present the risk of impacting existing customer relationships, the Company believes this risk is substantially mitigated by the fact that such competitors do not provide the same product quality, reliability and performance as Rieke and do not offer the same product development / design / engineering capabilities or ability to provide specific solutions in response to customer requirements.

D&P concluded that for Large Industrial and Other Industrial customers, RULs of 40 and 25 years, respectively, were supportable based on available quantitative and qualitative data and were appropriate and supportable from a valuation perspective.  The Company concurred with this assessment.

Since November 2000, the Company has periodically evaluated whether a revision in RULs was appropriate for the Large Industrial and Other Industrial customer intangibles.

Although it has not yet resulted in any increase in actual observed customer attrition, the principal trend in Rieke’s business that has the potential to impact its business and existing customer relationships in the future, is the rate at which China has emerged as a source of lower cost manufactured products and has impacted the world economy.

The Company recognized the emergence of China as a source of lower cost manufactured product and implemented a lower cost manufacturing strategy in response to this competitive threat.  In mid-2004, Rieke opened its own manufacturing and assembly facility in Hangzhou, China, to provide a lower cost source for certain of its products with high labor content.  By mid-2005, this facility had achieved planned operating levels.  The Company believes its responses to this trend and related business risks have substantially mitigated the near-term impact to its business and existing customer relationships as the Company’s actual observed customer attrition rates have not varied significantly from levels anticipated.    However, part of Rieke’s longer-term strategy is to sell products ***(36).  As Rieke competes ***(37) markets, the Company believes Rieke will become much more susceptible to competition from that region of the world.  Accordingly, the Company believes the RULs for Rieke’s Large Industrial and Other Industrial customer intangibles should be reduced prospectively to 20 and 15 years, respectively, effective October 1, 2006.

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Compac Corporation

Compac Corporation (“Compac”) was formed in 1968 as a result of the acquisition and combination of two businesses.  Compac is now one of the largest manufacturers in the world of both flame-retardant facings and jacketing used in connection with fiberglass insulation as temperature and vapor barriers and pressure-sensitive specialty tape products which are integral components in the vast majority of insulation products used in today’s industrial market place. Compac serves the aerospace, appliance, automotive, fiberglass insulation, and medical industries.

Large Industrial Customers  The Company analyzed Compac’s customer sales data for the years 1996 — 2000, noting that Compac’s 10 largest customers (“Large Industrial Customers”) accounted for approximately ****(38), of its 2000 sales.  Compac’s management noted

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that while the business has many customers, a small group of customers is most significant and exhibits long-term buying patterns of 20 to 30 years.

Other Industrial Customers  Compac’s subset of other significant customers is different from its Large Industrial Customers in that a historical review of the customer data revealed a certain level of turnover.  For purposes of this discussion, these customers are referred to as “Other Industrial Customers.”  While this customer group experienced turnover, it also demonstrated long-term buying patterns with Compac, averaging approximately 13 years.

In establishing the RULs for Compac’s Large Industrial and Other Industrial customer intangibles at 40 and 15 years, respectively, the Company first considered that these companies had been continuous customers of Compac for periods ranging from 10 to more than 25 years and had experienced minimal attrition during that time.  The Company also considered other characteristics of Compac’s products and the markets served by those products in assigning RULs of 40 and 15 years, respectively, including:

–                Compac was and continues to be a market leader in flame-retardant facings and jacketing used as temperature and vapor barriers and pressure-sensitive specialty tape products used in conjunction with insulation applications.

–                Compac had and continues to have only one other significant competitor which manufactures and supplies both flame-retardant facings and jacketing used as temperature and vapor barriers and pressure-sensitive specialty tape products used in conjunction with insulation applications.

–                Compac was and continues to be a well established and recognized brand name in its respective markets.

–                Compac maintains in-house product development and application engineering capability to enable it to provide solutions to customer requirements for vapor barriers and pressure sensitive tape applications.

Each of these factors provide strong incentive to Compac’s Large Industrial and Other Industrial customers to maintain their supplier relationship with Compac and the Company believes the low levels of customer attrition historically experienced are a direct result of these factors.  Customer losses are rare — the top 25 customers have been customers on average more than 15 years. These factors, when considered in conjunction with the risks and other factors identified below resulted in management’s conclusion that minimal customer attrition would be expected in the future as well.

In establishing the original RULs for these customer intangibles, the Company also considered risks associated with lower cost competitors and the potential for changing technology impacting existing customer relationships.  With respect to changing technology, there was no evidence of any dramatic change in the foreseeable future.  To the extent there are evolutionary changes in product design, materials, etc., Compac, given its market leadership position, would expect to be a leading participant in such change.   Although lower cost

competitors always present the risk of impacting existing customer relationships, the Company believes this risk is substantially mitigated by the fact that these competitors do not offer both vapor barriers and pressure-sensitive specialty tape products integral to the vast majority of insulation product applications used in today’s industrial market and cannot offer the same product development, design and custom-engineered product solutions capabilities as Compac.  Further, because there is only one other competitor which manufactures and supplies both vapor barriers and pressure-sensitive specialty tape products used in conjunction with insulation applications, the customer groups are motivated to maintain supplier relationships with both companies to ensure competitive balance.

D&P concluded that for Large Industrial and Other Industrial customers, RULs of 40 and 15 years, respectively, were supportable based on available quantitative and qualitative data and were appropriate and supportable from a valuation perspective.  The Company concurred with this assessment.

Since November 2000, the Company has periodically evaluated whether a revision in RULs was appropriate for Compac’s Large Industrial and Other Industrial customer intangibles.  There have been two trends in Compac’s business which have the potential to impact existing customer relationships in the future.  These trends are: (1) the rate at which China has emerged as a source of lower cost manufactured products and has impacted the world economy and; (2) Compac’s decision to begin to grow its business internationally.

The Company has recognized the emergence of China as a source of lower cost manufactured products and implemented a ***(39) strategy in response to this competitive threat in its other businesses, as discussed previously.  While Compac has not seen a dramatic increase in competitors importing lower-cost manufactured product, Compac has recently initiated efforts to source ***(40) in advance of such threat .  ***(41)  The Company believes its response to this trend will mitigate the near-term impact to its business and existing customer relationships.  Compac’s actual observed customer attrition rates have not varied

(39)                      Indicates that text has been omitted in connection with a confidential treatment request.  This text has been separately to the staff.

(40)                      Indicates that text has been omitted in connection with a confidential treatment request.  This text has been separately to the staff.

(41)                      Indicates that text has been omitted in connection with a confidential treatment request.  This text has been separately to the staff.

significantly from anticipated levels.  However, as the ***(42) capability of suppliers increases, the probability of off-shore competitors developing in the future which are able to impact existing customer relationships is also likely to increase.

(42)                      Indicates that text has been omitted in connection with a confidential treatment request.  This text has been separately to the staff.

More recently, Compac has initiated efforts to ***(43) in response to: (1) evolving expectations of customers that its suppliers have global capabilities, and (2) Compac’s desire to ***(44) to leverage their products, brands, and manufacturing and distribution know-how to grow internationally.  As Compac competes ***(45) markets, the Company believes Compac will become more susceptible to competition from that region of the world.

(43)                      Indicates that text has been omitted in connection with a confidential treatment request.  This text has been separately to the staff.

(44)                      Indicates that text has been omitted in connection with a confidential treatment request.  This text has been separately to the staff.

(45)                      Indicates that text has been omitted in connection with a confidential treatment request.  This text has been separately to the staff.

The Company does not believe the rate at which China has emerged as a source of lower cost manufactured products has yet to directly impact Compac’s actual observed customer attrition to-date.  The likelihood that decisions by Compac ***(46) will impact Compac’s existing customer relationships in the future appears much more likely today than in November 2000.  The Company believes the RULs for Compac’s Large Industrial and Other Industrial customer intangibles should be reduced prospectively to 15 and 7 years, respectively, effective October 1, 2006.

(46)                      Indicates that text has been omitted in connection with a confidential treatment request.  This text has been separately to the staff.

Lamons Gasket

Lamons Gasket Company (“Lamons”) was established over 50 years ago by W.A. Lamons.  Lamons manufactures and distributes gaskets and fasteners for the chemical  and petroleum refining industries.  Lamons manufacturers and distributes over 100,000 standard and special-order products and is the leading manufacturer of Spiralwound, Heat Exchanger, Ring Joints, Soft, CMG, and Kammpro industrial gaskets in North America for the industries it serves, as well as the only manufacturer in this industry that extensively distributes its own products throughout North America.

Large Distributors / Multinationals  Lamons actively manages the performance of its large distributors and multinational customers.  This group represents Lamons’ largest customers which have also exhibited extremely long-term buying patterns.  For purposes of this discussion, these customers are referred to as “Large Distributors / Multinationals.”  Lamons management indicated that although this customer group has demonstrated a long-term business relationship with Lamons, these customers periodically market test pricing on products which has resulted in some level of customer attrition over time.

The Company estimated the RUL of Lamons Large Distributors /Multinational customers to be 20 years.  In establishing the original RUL for Lamons’ Large Distributors / Multinational customers at 20 years, the Company first considered the fact that these companies have been long-time customers of Lamons and had experienced minimal attrition over that timeframe.  The Company also considered other characteristics of Lamons’ products and the markets served by those products in assigning an RUL of 20 years, including:

–                Lamons was and continues to be one of the largest gasket suppliers to the domestic petroleum industry and has a well established and recognized brand name in the chemical and petroleum refining industries.

–                Lamons had and continues to have an established hub-and-spoke distribution system whereby its primary manufacturing facility supplies product to its sales and service centers in major regional markets or through its large network of independent distributors worldwide which are located in close proximity to its primary customers.  This enables Lamons to provide a high level of service and responsiveness to its customers.

–                Lamons had and continues to provide a complete line of standard and special order gaskets and sealing products to the chemical and refining industries.

–                Lamons’ had and continues to maintain an in-house product design and application engineering capability to enable it to design and manufacture special order gaskets to meet customer requirements.

Each of these factors provide strong incentive to Lamons’ Large Distributors / Multinational customers to maintain their supplier relationship with Lamons and the Company believes the relatively low levels of customer attrition historically experienced are a direct result of these factors.  These factors, when considered in conjunction with the risks and other factors identified below resulted in management’s conclusion that comparable levels of customer attrition would also be expected in the future.

In establishing an original RUL of 20 years for this customer intangible, the Company also considered risks associated with lower cost competitors and the potential for changing technology impacting existing customer relationships.  With respect to changing technology, there was no evidence of any dramatic change in the foreseeable future.  To the extent there are evolutionary changes in product design, materials, etc., Lamons’, given its market leadership position, would expect to be a leading participant in such change.   Although lower cost competitors always present the risk of impacting existing customer relationships, the Company believes this risk is substantially mitigated by the fact that these competitors are not able to offer the same breadth and depth of standard and special order gaskets and other sealing products, nor are they able to provide the timely and responsive levels of sales and service which result from Lamons’ hub-and spoke-distribution network.  Further, because Lamons is one of the only manufacturers in this industry that extensively distributes its own products throughout North America, customers are often motivated to maintain a supplier relationship with Lamons to ensure an alternative manufacturing and distribution source of critical standard and special order gaskets for their chemical and refining facilities.

D&P concluded based on available quantitative and qualitative data that an RUL of 20 years was appropriate for Lamons’ Large Distributors / Multinational customers and supportable from a valuation perspective.  The Company concurred with this assessment.

Since November 2000, the Company has periodically evaluated whether a revision in RUL was appropriate for Lamons’ Large Distributors / Multinationals customer intangible.  There have been two emerging trends in Lamons’ business which have the potential to impact existing customer relationships in the future.  These trends include: (1) the rate at which China has emerged as a source of lower cost manufactured products and has impacted the world economy, and (2) Lamons’ decision to grow its existing international business.

The Company has recognized the emergence of China as a source of lower cost manufactured product and implemented ***(47) in response to this competitive threat.  While Lamons has not yet seen a dramatic increase in competitors importing lower-cost manufactured products, Lamons initiated its efforts in late 2004 in anticipation of such threat.  At that time, Lamons began sourcing certain standard-sized bolts and gasket components and the amounts sourced have increased and will approximate ****(48) in 2006.  In late 2005, Lamons also opened its own manufacturing facility in Hangzhou, China, to provide ***(49).  The Company believes its responses to this trend and related business risks have substantially miti-

(47)                      Indicates that text has been omitted in connection with a confidential treatment request.  This text has been separately to the staff.

(48)                      Indicates that text has been omitted in connection with a confidential treatment request.  This text has been separately to the staff.

(49)                      Indicates that text has been omitted in connection with a confidential treatment request.  This text has been separately to the staff.

gated the near-term impact to its business and existing customer relationships as the Company’s actual observed customer attrition rates have not varied significantly from levels anticipated.

In addition, Lamons continues to expand product sales internationally via sales to existing multinational customers who also have strong market presence in ***(50).  The Company believes that Lamons’ ability to provide comparable levels of sales and *** (51)to existing multinational customers will mitigate potential customer losses in the future to regional-based or lower cost competitors which are not able to service large multinational companies globally.  Based on observed customer attrition rates since November 2000, and anticipated future customer losses based on the factors considered and evaluated herein, the Company believes a RUL of 15 years for Lamons’ Distributors /Multinational Customers is still appropriate as of October 1, 2006.

(50)                      Indicates that text has been omitted in connection with a confidential treatment request.  This text has been separately to the staff.

(51)                      Indicates that text has been omitted in connection with a confidential treatment request.  This text has been separately to the staff.